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Exhibit 99(k)(2)

BLACKROCK FLORIDA MUNICIPAL 2020 TERM TRUST

AUCTION AGENCY AGREEMENT

dated as of [    ]

Relating to

Auction Preferred Shares

Series [    ]

Of

BLACKROCK FLORIDA MUNICIPAL 2020 TERM TRUST

THE BANK OF NEW YORK,

as Auction Agent

AUCTION AGENCY AGREEMENT

        This Auction Agency Agreement (this "Agreement"), dated as of [    ], 2003 is between BlackRock Florida Municipal 2020 Term Trust (the "Fund") and The Bank of New York, a New York banking corporation.

        The Fund proposes to issue an aggregate of [    ] preferred shares, par value $0.001 per share, liquidation preference $25,000 per share, plus any accumulated, unpaid dividends, designated as Auction Preferred Shares, Series [    ] (the "APS"), pursuant to the Fund's Statement of Preferences (as defined below).

        The Fund desires that The Bank of New York perform certain duties as agent in connection with each Auction (as defined below) of APS (in such capacity, the "Auction Agent"), and as the transfer agent, registrar, dividend paying agent and redemption agent with respect to the APS (in such capacity, the "Paying Agent"), upon the terms and conditions of this Agreement, and the Fund hereby appoints The Bank of New York as said Auction Agent and Paying Agent in accordance with those terms and conditions (hereinafter generally referred to as the "Auction Agent," except in Sections 3 and 4 below).

        NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Fund and the Auction Agent agree as follows:

1.     DEFINITIONS AND RULES OF CONSTRUCTION.

        1.1    Terms Defined by Reference to the Statement of Preferences.

        Capitalized terms used herein but not defined herein shall have the respective meanings specified in the Statement of Preferences.

        1.2    Certain Defined Terms.

        As used herein and in the Settlement Procedures (as defined below), the following terms shall have the following meanings, unless the context otherwise requires:

          (a)   "Agent Member" shall mean a member of the Securities Depository that will act on behalf of a Beneficial Owner of one or more APS or on behalf of a Potential Beneficial Owner.

          (b)   "Auction" shall have the meaning specified in Section 2.1 hereof.

          (c)   "Auction Procedures" shall mean the procedures as from time to time in effect for conducting Auctions that are set forth in Part II of the Statement of Preferences.

          (d)   "Authorized Officer" shall mean each Managing Director, Vice President, Assistant Vice President and Associate of the Auction Agent and every other officer or employee of the Auction Agent assigned to its Corporate Trust & Agency Services and designated as an "Authorized Officer" for purposes hereof in a written communication from the Auction Agent to the Fund.

          (e)   "Broker-Dealer Agreement" shall mean each agreement between the Auction Agent and a Broker-Dealer substantially in the form attached hereto as Exhibit A.

          (f)    "Closing" shall mean the date the Fund consummates the transactions for the issuance and sale of the APS.

          (g)   "Fund Officer" shall mean the Chairman, the President, each Vice President (whether or not designated by a number or word or words added before or after the title "Vice President"), the Secretary, the Treasurer, each Assistant Secretary and each Assistant Treasurer of the Fund and every other officer or employee of the Fund designated as a "Fund Officer" for purposes hereof in a notice from the Fund to the Auction Agent.

          (h)   "Holder" shall be a holder of record of one or more APS, listed as such in the Share Register.

          (i)    "Settlement Procedures" shall mean the Settlement Procedures attached as Exhibit A to the Broker-Dealer Agreement.

          (j)    "Statement of Preferences" shall mean the Statement of Preferences of the Fund in effect at the time the Registration Statement relating to the APS is declared effective by the U.S. Securities and Exchange Commission (the "Commission"), specifying the powers, preferences and rights of the APS.

        1.3    Rules of Construction.

        Unless the context or use indicates another or different meaning or intent, the following rules shall apply to the construction of this Agreement:

          (a)   Words importing the singular number shall include the plural number and vice versa.

          (b)   The captions and headings herein are solely for convenience of reference and shall not constitute a part of this Agreement nor shall they affect its meaning, construction or effect.

          (c)   The words "hereof," "herein," "hereto" and other words of similar import refer to this Agreement as a whole.

          (d)   All references herein to a particular time of day shall be to New York City time.

2.     THE AUCTION.

        2.1    Purpose; Incorporation by Reference of Auction Procedures and Settlement Procedures.

          (a)   The Board of Trustees of the Fund has adopted a resolution appointing The Bank of New York as Auction Agent for purposes of the Auction Procedures. The Auction Agent hereby accepts such appointment and agrees that, on each Auction Date, it shall follow the procedures set forth in this Section 2 and the Auction Procedures for the purpose of determining the Applicable Rate for the APS for the next Dividend Period. Each periodic operation of such procedures is hereinafter referred to as an "Auction."

          (b)   All of the provisions contained in the Auction Procedures and in the Settlement Procedures are incorporated herein by reference in their entirety and shall be deemed to be a part hereof to the same extent as if such provisions were set forth fully herein.

        2.2    Preparation for Each Auction; Maintenance of Registry of Existing Holders.

          (a)   As of the date hereof, the Fund shall provide the Auction Agent with a list of the Broker-Dealers previously approved by the Auction Agent and shall cause to be delivered to the Auction Agent for execution by the Auction Agent a Broker-Dealer Agreement signed by each such Broker-Dealer. The Auction Agent shall keep such list current and accurate and shall indicate thereon, or on a separate list, the identity of each Existing Holder, if any, whose most recent Order was submitted by a Broker-Dealer on such list and resulted in such Existing Holder continuing to hold or purchase APS. Not later than five Business Days prior to any Auction Date for which any change in such list of Broker-Dealers is to be effective, the Fund shall notify the Auction Agent in writing of such change and, if any such change is the addition of a Broker-Dealer to such list, the Fund shall cause to be delivered to the Auction Agent for execution by the Auction Agent a Broker-Dealer Agreement signed by such Broker-Dealer. The Auction Agent shall have entered into a Broker-Dealer Agreement with each Broker-Dealer prior to the participation of any such Broker-Dealer in any Auction.

          (b)   In the event that the Auction Date for any Auction shall be changed after the Auction Agent shall have given the notice referred to in clause (vii) of paragraph (a) of the Settlement Procedures, the Auction Agent, by such means as the Auction Agent reasonably deems practicable, shall give notice of such change to the Broker-Dealers not later than the earlier of 9:15 a.m. on the new Auction Date or 9:15 a.m. on the old Auction Date.

          (c)   The provisions contained in Section 4 of Part I of the Statement of Preferences concerning Special Rate Periods and the notification of a Special Rate Period will be followed by the Fund and, to the extent applicable, the Auction Agent, and the provisions contained therein are incorporated herein by reference in their entirety and shall be deemed to be a part of this Agreement to the same extent as if such provisions were set forth fully herein.

          (d)   (i) On each Auction Date, the Auction Agent shall determine the Maximum Rate. Not later than 9:30 a.m. on each Auction Date, the Auction Agent shall notify the Fund and the Broker-Dealers of the Maximum Rate.

             (ii)  If the Reference Rate is the applicable "AA" Financial Composite Commercial Paper Rate and such rate is to be based on rates supplied by Commercial Paper Dealers and one or more of the Commercial Paper Dealers shall not provide a quotation for the determination of the applicable "AA" Financial Composite Commercial Paper Rate, the Auction Agent immediately shall notify the Fund so that the Fund can determine whether to select a substitute Commercial Paper Dealer or substitute Commercial Paper Dealers to provide the quotation or quotations not being supplied by any Commercial Paper Dealer or Commercial Paper Dealers. The Fund promptly shall advise the Auction Agent of any such selection. If the Fund does not select any such substitute Commercial Paper Dealer or substitute Commercial Paper Dealers, then the rates shall be supplied by the remaining Commercial Paper Dealer or Commercial Paper Dealers.

          (e)   (i) The Auction Agent shall maintain a current registry of the Existing Holders of the APS for purposes of each individual Auction. The Fund shall use commercially reasonable efforts to provide or cause to be provided to the Auction Agent within ten Business Days following the date of the Closing a list of the initial Existing Holders of APS, and the Broker-Dealer of each such Existing Holder through which such Existing Holder purchased such shares. The Auction Agent may rely upon, as evidence of the identities of the Existing Holders, such list, the results of each Auction and notices from any Existing Holder, the Agent Member of any Existing Holder or the Broker-Dealer of any Existing Holder with respect to such Existing Holder's transfer of any APS to another Person.

             (ii)  In the event of any partial redemption of APS, upon notice by the Fund to the Auction Agent of such partial redemption, the Auction Agent promptly shall request the Securities Depository to notify the Auction Agent of the identities of the Agent Members (and the respective numbers of shares) from the accounts of which shares have been called for redemption and the person or department at such Agent Member to contact regarding such redemption. At least two Business Days prior to the Auction preceding the date of redemption, the Auction Agent shall request each Agent Member so identified to disclose to the Auction Agent (upon selection by such Agent Member of the Existing Holders whose shares are to be redeemed) the number of APS of each such Existing Holder, if any, to be redeemed by the Fund, provided that the Auction Agent has been furnished with the name and telephone number of a person or department at such Agent Member from which it is to request such information. In the absence of receiving any such information with respect to an Existing Holder, from such Existing Holder's Agent Member or otherwise, the Auction Agent may continue to treat such Existing Holder as having ownership of the number of APS shown in the Auction Agent's registry of Existing Holders.

            (iii)  The Auction Agent shall register a transfer of the ownership of APS from an Existing Holder to another Existing Holder, or to another Person if permitted by the Fund, only if (A) such transfer is made pursuant to an Auction or (B) if such transfer is made other than pursuant to an Auction, the Auction Agent has been notified of such transfer in writing, in a notice substantially in the form of Exhibit C to the Broker-Dealer Agreement, by such Existing Holder or by the Agent Member of such Existing Holder. The Auction Agent is not required to accept any notice of transfer delivered for an Auction unless it is received by the Auction Agent by 3:00 p.m. on the Business Day preceding the applicable Auction Date. The Auction Agent shall rescind a transfer made on the registry of the Existing Holders of any APS if the Auction Agent has been notified in writing, in a notice substantially in the form of Exhibit D to the Broker-Dealer Agreement, by the Agent Member or the Broker-Dealer of any Person that (i) purchased any APS and the seller failed to deliver such shares or (ii) sold any APS and the purchaser failed to make payment to such Person upon delivery to the purchaser of such shares.

          (f)    The Auction Agent may request that the Broker-Dealers, as set forth in Section 3.2(d) of the Broker-Dealer Agreements, provide the Auction Agent with a list of their respective customers that such Broker-Dealers believe are Beneficial Owners of APS. The Auction Agent shall keep confidential any such information and shall not disclose any such information so provided to any Person other than the relevant Broker-Dealer and the Fund, provided that the Auction Agent reserves the right to disclose any such information if it is advised by its counsel that its failure to do so would be unlawful.

        2.3    Auction Schedule.

        Subject to Article 11 of the Statement of Preferences, the Auction Agent shall normally conduct Auctions weekly (usually [            ] for Series [    ]) in accordance with the schedule set forth below. Such schedule may be changed by the Auction Agent with the consent of the Fund, which consent shall not be withheld unreasonably. The Auction Agent shall give notice of any such change to each Broker-Dealer. Such notice shall be received prior to the first Auction Date on which any such change shall be effective.

Time	Event
By 9:30 a.m.	Auction Agent shall advise the Fund and the Broker-Dealers of the Reference Rate and the Maximum Rate as set forth in Section 2.2(d)(i) hereof.
9:30 a.m. - 1:00 p.m.	Auction Agent shall assemble information communicated to it by Broker-Dealers as provided in Section 2 of the Auction Procedures. Submission deadline is 1:00 p.m.
Not earlier than 1:00 p.m.	Auction Agent shall make determinations pursuant to Section 3(a) of the Auction Procedures.
By approximately 3:00 p.m.	Auction Agent shall advise the Fund of the results of the Auction as provided in Section 3(b) of the Auction Procedures.
Submitted Bid Orders and Submitted Sell Orders will be accepted and rejected in whole or in part and APS will be allocated as provided in Section 4 of the Auction Procedures.
Auction Agent shall give notice of the Auction results as set forth in Section 2.4 hereof.

        2.4    Notice of Auction Results.

        The Auction Agent will advise each Broker-Dealer who submitted a Bid or Sell Order in an Auction whether such Bid or Sell Order was accepted or rejected in whole or in part and of the Applicable Rate for the next Dividend Period for the related APS by telephone or through its auction processing system as set forth in paragraph (a) of the Settlement Procedures.

        2.5    Broker-Dealers.

          (a)   Not later than 3:00 p.m. on each Dividend Payment Date, the Auction Agent after each Auction will pay a service charge from funds provided by the Fund to each Broker-Dealer on the basis of the purchase price of APS placed by such Broker-Dealer at such Auction. The service charge shall be (i) in the case of any Auction Date immediately preceding a 7 day Dividend Period, the product of (A) a fraction the numerator of which is the number of days in such Dividend Period (calculated by counting the first day of such Dividend Period but excluding the last day thereof) and the denominator of which is 365, times (B) 1/4 of 1%, times (C) $25,000 times (D) the sum of (I) the aggregate number of APS placed by the Broker-Dealer in the applicable Auction that were either (x) the subject of a Submitted Bid of a Beneficial Owner submitted by the Broker-Dealer and continued to be held as a result of such submission or (y) the subject of a Submitted Bid of a Potential Beneficial Owner submitted by the Broker-Dealer and were purchased as a result of such submission plus (II) the aggregate number of APS subject to valid Hold Orders (determined in accordance with Section 1 of the Auction Procedures) submitted to the Auction Agent by the Broker-Dealer plus (III) the number of APS deemed to be subject to Hold Orders by Beneficial Owners pursuant to Section 1 of the Auction Procedures that were acquired by the Broker-Dealer for its own account or were acquired by such Beneficial Owners through the Broker-Dealer; and (ii) in the case of any Special Rate Period, the amount determined by mutual consent of the Fund and any such Broker-Dealer or Broker-Dealers, based upon a selling concession that would be applicable to an underwriting of fixed or variable rate preferred shares with a similar final maturity or variable rate dividend period, respectively, at the commencement of such Special Rate Period. For the avoidance of doubt, only one Broker-Dealer shall be considered to have placed a particular Preferred Share at any particular Auction for purposes of this Section 2.5(a).

          (b)   The Fund shall not designate any Person to act as a Broker-Dealer, or permit an Existing Holder or a Potential Beneficial Owner to participate in Auctions through any Person other than a Broker-Dealer, without the prior written approval of the Auction Agent, which approval shall not be withheld unreasonably. Notwithstanding the foregoing, the Fund may designate an Affiliate or UBS Securities LLC to act as a Broker-Dealer.

          (c)   The Auction Agent shall terminate any Broker-Dealer Agreement as set forth therein if so directed by the Fund in writing, provided that at least one Broker-Dealer Agreement would be in effect for the APS after such termination.

          (d)   Subject to Section 2.5(b) hereof, the Auction Agent from time to time shall enter into such Broker-Dealer Agreements as the Fund shall request in writing.

          (e)   The Auction Agent shall maintain a list of Broker-Dealers.

        2.6    Ownership of APS and Submission of Bids by the Fund and Its Affiliates.

        Neither the Fund nor any Affiliate may submit an Order in any Auction, except that an Affiliate that is a Broker-Dealer may submit an Order. The Fund shall notify the Auction Agent if the Fund or, to the best of the Fund's knowledge, any Affiliate becomes a Beneficial Owner of any APS. Pursuant to the Statement of Preferences of the Fund, the Fund and its Affiliates shall be prohibited from reissuing and its Affiliates (other than an Underwriter) will be prohibited from transferring (other than to the

Fund or pursuant to an Auction) any APS they may acquire. The restrictions in this Section 2.6 shall in no way limit the activities of the Auction Agent. The Auction Agent shall have no duty or liability with respect to enforcement of this Section 2.6.

        2.7    Access to and Maintenance of Auction Records.

        The Auction Agent shall afford to the Fund and its agents, independent public accountants and counsel, access at reasonable times during normal business hours to review and make extracts or copies (at the Fund's sole cost and expense) of all books, records, documents and other information concerning the conduct and results of Auctions, provided that any such agent, accountant or counsel shall furnish the Auction Agent with a letter from the Fund requesting that the Auction Agent afford such person access. The Auction Agent shall maintain records relating to any Auction in accordance with applicable rules and regulations of the Commission for a period of at least six years (at least two years in a readily accessible place) after such Auction, and such records, in reasonable detail, shall accurately and fairly reflect the actions taken by the Auction Agent hereunder. The Fund agrees to keep confidential any information regarding the customers of any Broker-Dealer received from the Auction Agent in connection with this Agreement or any Auction, and shall not disclose such information or permit the disclosure of such information without the prior written consent of the applicable Broker-Dealer to anyone except such agent, accountant or counsel engaged to audit or review the results of Auctions as permitted by this Section 2.7. The Fund reserves the right to disclose any such information if it is advised by its counsel that its failure to do so would (i) be unlawful or (ii) expose it to liability, unless the Broker-Dealer shall have offered indemnification satisfactory to the Fund. Any such agent, accountant or counsel, before having access to such information, shall agree to keep such information confidential and not to disclose such information or permit disclosure of such information without the prior written consent of the applicable Broker-Dealer, provided that such agent, accountant or counsel may reserve the right to disclose any such information if it is advised by its counsel that its failure to do so would (i) be unlawful or (ii) expose it to liability, unless the Broker-Dealer shall have offered indemnification satisfactory to such agent, accountant or counsel.

        2.8    Auction Procedures.

        The provisions contained in the Auction Procedures will be followed by the Fund and, to the extent applicable, the Auction Agent, and the provisions contained therein are incorporated herein by reference in their entirety and shall be deemed to be a part of this Agreement to the same extent as if such provisions were set forth fully herein.

        2.9    Allocation of Taxable Income.

        The Fund may designate all or a portion of any dividend on shares of any series of APS to consist of net capital gains or other income taxable for Federal income tax purposes and may deliver to the Auction Agent a notice of such designation not later than the Dividend Payment Date for such series next preceding the Auction Date on which the dividend rate for such dividend is to be fixed. The Auction Agent will deliver such notice, if given, to the Broker-Dealers for such series on the Business Day following its receipt of such notice from the Fund. Within two Business Days after any Auction Date involving the allocation of income taxable for Federal income tax purposes for which notice has so been given by the Fund, the Auction Agent shall notify each Broker-Dealer for the related series as to the dollar amount per share of such taxable income and income exempt from Federal income taxation included in the related dividend.

3.     THE AUCTION AGENT AS PAYING AGENT.

        3.1    The Paying Agent.

        The Board of Trustees of the Fund has adopted resolutions appointing The Bank of New York as Auction Agent and dividend paying agent (in such capacity, the "Paying Agent"). The Paying Agent hereby accepts such appointment and agrees to act in accordance with its standard procedures and the provisions of the Statement of Preferences which are specified herein with respect to the APS and as set forth in this Section 3.

        3.2    The Fund's Notices to the Paying Agent.

        Whenever any APS are to be redeemed, the Fund shall mail a Notice of Redemption by first-class mail, postage prepaid, to each Holder of APS being redeemed and to the Paying Agent pursuant to the Statement of Preferences.

        3.3    The Fund to Provide Funds for Dividends and Redemptions.

          (a)   Not later than 12:00 noon on each Dividend Payment Date, the Fund shall deposit with the Paying Agent an aggregate amount of Federal Funds or similar same-day funds equal to the declared dividends to be paid to Holders on such Dividend Payment Date and shall give the Paying Agent irrevocable instructions to apply such funds to the payment of such dividends on such Dividend Payment Date.

          (b)   If the Fund shall give a Notice of Redemption, then by 12:00 noon on the date fixed for redemption, the Fund shall deposit in trust with the Paying Agent an aggregate amount of Federal Funds or similar same-day funds sufficient to redeem such APS called for redemption and shall give the Paying Agent irrevocable instructions and authority to pay the redemption price to the Holders of APS called for redemption upon surrender of the certificate or certificates therefor.

        3.4    Disbursing Dividends and Redemption Price.

        After receipt of the Federal Funds or similar same-day funds and instructions from the Fund described in Section 3.3 above, the Paying Agent shall pay to the Holders (or former Holders) entitled thereto (i) on each corresponding Dividend Payment Date, dividends on the APS, and (ii) on any date fixed for redemption, the redemption price of any APS called for redemption. The amount of dividends for any Dividend Period to be paid by the Paying Agent to Holders will be determined by the Fund as set forth in Section 2 of Part I of the Statement of Preferences. The redemption price to be paid by the Paying Agent to the Holders of any APS called for redemption will be determined as set forth in Section 9 of Part I of the Statement of Preferences.

4.     THE PAYING AGENT AS TRANSFER AGENT AND REGISTRAR.

        4.1    Original Issue of Share Certificates.

        On the Date of Original Issue for any Preferred Share, one certificate for each series of APS shall be issued by the Fund and registered in the name of Cede & Co., as nominee of the Securities Depository, and countersigned by the Paying Agent.

        4.2    Registration of Transfer or Exchange of Shares.

        Except as provided in this Section 4.2, the shares of each series of APS shall be registered solely in the name of the Securities Depository or its nominee. If there is no Securities Depository, at the Fund's option and upon its receipt of such documents as it deems appropriate, any APS may be registered in the Share Register in the name of the Beneficial Owner thereof, and such Beneficial Owner thereupon will be entitled to receive certificates therefor and required to deliver certificates thereof or upon transfer or exchange thereof. If the certificate or certificates for APS are not held by the Securities Depository or its nominee, payment will be made in same-day funds to the Auction Agent against delivery of such certificates.

        4.3    Removal of Legend.

        Any request for removal of a legend indicating a restriction on transfer from a certificate evidencing APS shall be accompanied by an opinion of counsel stating that such legend may be removed and such shares may be transferred free of the restriction described in such legend, said opinion to be delivered under cover of a letter from a Fund Officer authorizing the Paying Agent to remove the legend on the basis of said opinion.

        4.4    Lost, Stolen or Destroyed Share Certificates.

        The Paying Agent shall, at the sole expense of the Fund, issue and register replacement certificates for certificates represented to have been lost, stolen or destroyed, upon the fulfillment of such requirements as shall be deemed appropriate by the Fund and by the Paying Agent, subject at all times to provisions of law, the Statement of Preferences governing such matters and resolutions adopted by the Fund with respect to lost, stolen or destroyed securities. The Paying Agent may, at the sole expense of the Fund, issue new certificates in exchange for and upon the cancellation of mutilated certificates. Any request by the Fund to the Paying Agent to issue a replacement or new certificate pursuant to this Section 4.4 shall be deemed to be a representation and warranty by the Fund to the Paying Agent that such issuance will comply with provisions of applicable law and the Statement of Preferences and resolutions of the Fund.

        4.5    Disposition of Canceled Certificates; Record Retention.

        The Paying Agent shall retain share certificates which have been canceled in transfer or in exchange and accompanying documentation in accordance with applicable rules and regulations of the Commission for at least six calendar years (at least two years in a readily accessible place) from the date of such cancellation. The Paying Agent, upon written request by the Fund, shall afford to the Fund, its agents and counsel access at reasonable times during normal business hours to review and make extracts or copies (at the Fund's sole cost and expense) of such certificates and accompanying documentation. Upon the expiration of this six-year period, the Paying Agent, upon written request by the Fund, shall deliver to the Fund the canceled certificates and accompanying documentation. The Paying Agent also shall undertake to furnish to the Commission at the sole expense of the Fund, upon demand and after notice to and authorization by the Fund of such demand, either at its principal office or at any regional office, complete, correct and current hard copies of any and all such records. Thereafter, such records shall not be destroyed by the Fund without the approval of the Paying Agent, which approval shall not be withheld unreasonably, but will be safely stored for possible future reference.

        4.6    Share Register.

        The Paying Agent shall maintain the share register, which shall contain a list of the Holders, the number of shares held by each Holder and the address of each Holder. The Paying Agent shall record in the share register any change of address of a Holder upon notice by such Holder. In case of any written request or demand for the inspection of the share register or any other books of the Fund in the possession of the Paying Agent, the Paying Agent will notify the Fund and secure written instructions as to permitting or refusing such inspection. The Paying Agent reserves the right, however, to exhibit the share register or other records to any person in case it is advised by its counsel that its failure to do so would be unlawful.

        4.7    Return of Funds.

        Any funds deposited with the Paying Agent by the Fund for any reason under this Agreement, including for the payment of dividends or the redemption of APS, that remain with the Paying Agent after 90 days shall be repaid to the Fund upon written request by the Fund. Such funds, while deposited with the Auction Agent, will be held in trust for the payment of the applicable dividend, redemption price or, as may be applicable under the Statement of Preferences, other charges.

5.     REPRESENTATIONS AND WARRANTIES.

        5.1    Representations and Warranties of the Fund.

        The Fund represents and warrants to the Auction Agent that:

              (i)  the Fund has been duly organized and is validly existing as an statutory business trust under and by virtue of the laws of the State of Delaware and has full power to execute and deliver this Agreement and to authorize, create and issue the APS;

             (ii)  the Fund is registered with the Commission under the 1940 Act as a closed-end, non-diversified, management investment company;

            (iii)  this Agreement has been duly and validly authorized, executed and delivered by the Fund and constitutes the legal, valid and binding obligation of the Fund, enforceable against the Fund in accordance with its terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

            (iv)  the form of the certificates evidencing the APS complies with all applicable laws of the State of Delaware;

             (v)  the APS have been duly and validly authorized by the Fund and, upon completion of the initial sale of the APS and receipt of payment therefor, will be validly issued by the Fund, fully paid and nonassessable;

            (vi)  at the time of the offering of the APS, the shares offered will be registered under the Securities Act of 1933, as amended, and no further action by or before any governmental body or authority of the United States or of any state thereof is required in connection with the execution and delivery of this Agreement or will be required in connection with the issuance of the APS, except such action as required by applicable state securities laws;

           (vii)  the execution and delivery of this Agreement and the issuance and delivery of the APS do not and will not conflict with, violate or result in a breach of the terms, conditions or provisions of, or constitute a default under, the Trust's Amended and Restated Agreement and Declaration of Trust, any order or decree of any court or public authority having jurisdiction over the Fund or any mortgage, indenture, contract, agreement or undertaking to which the Fund is a party or by which it is bound the effect of which conflict, violation, default or breach would be material to the Fund; and

          (viii)  no taxes are payable upon or in respect of the execution of this Agreement or will be payable upon or in respect of the issuance of the APS.

        5.2    Representations and Warranties of the Auction Agent.

        The Auction Agent represents and warrants to the Fund that:

              (i)  The Auction Agent is duly organized and is validly existing as a banking corporation in good standing under the laws of the State of New York and has the corporate power to enter into and perform its obligations under this Agreement; and

             (ii)  this Agreement has been duly and validly authorized, executed and delivered by the Auction Agent and constitutes the legal, valid and binding obligation of the Auction Agent, enforceable against the Auction Agent in accordance with its terms, subject only to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

6.     THE AUCTION AGENT.

        6.1    Duties and Responsibilities.

          (a)   The Auction Agent is acting solely as agent for the Fund hereunder and owes no fiduciary duties to any Person except as provided by this Agreement.

          (b)   The Auction Agent undertakes to perform such duties and only such duties as are set forth specifically in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Auction Agent.

          (c)   In the absence of bad faith or negligence on its part, the Auction Agent shall not be liable for any action taken, suffered or omitted by it, or for any error of judgment made by it in the performance of its duties under this Agreement.

        6.2    Rights of the Auction Agent.

          (a)   The Auction Agent may rely upon, and shall be protected in acting or refraining from acting in accordance with, any communication authorized by this Agreement and any proper written instruction, notice, request, direction, consent, report, certificate, share certificate or other instrument, paper or document reasonably believed by it to be genuine and appropriately authorized. The Auction Agent shall not be liable for acting upon any telephone communication authorized by this Agreement which the Auction Agent reasonably believes in good faith to have been given by the Fund or by a Broker-Dealer. The Auction Agent may record telephone communications with the Fund or with the Broker-Dealers or with both, but agrees not to destroy any such recordings except in accordance with its usual and customary practices and further to provide the Fund with a copy of any such recording upon request.

          (b)   The Auction Agent may consult with outside independent counsel of its choice, and the written advice of such outside independent counsel, if addressed to both the Auction Agent and the Fund, shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reasonable reliance thereon.

          (c)   The Auction Agent shall not be required to advance, expend or risk its own funds or otherwise incur or become exposed to financial liability in the performance of its duties hereunder.

          (d)   The Auction Agent may perform its duties and exercise its rights hereunder either directly or by or through agents or attorneys.

        6.3    Compensation, Expenses and Indemnification.

          (a)   The Fund shall pay to the Auction Agent from time to time reasonable compensation for all services rendered by it under this Agreement and under the Broker-Dealer Agreements as shall be set forth in a separate writing signed by the Fund and the Auction Agent, subject to adjustments if the APS no longer are held of record by the Securities Depository or its nominee or if there shall be such other change as shall increase or decrease materially the Auction Agent's obligations hereunder or under the Broker-Dealer Agreements.

          (b)   The Fund shall reimburse the Auction Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Auction Agent in accordance with any provision of this Agreement and of the Broker-Dealer Agreements (including the reasonable compensation, expenses and disbursements of its agents and counsel), except any expense, disbursement or advance attributable to the Auction Agent's negligence or bad faith, upon submission to the Fund of reasonable documentation thereof.

          (c)   The Fund shall indemnify the Auction Agent for, and hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on the part of the Auction Agent arising out of or in connection with its agency under this Agreement and under the Broker-Dealer Agreements, including the costs and expenses of defending itself against any claim of liability in connection with its exercise or performance of any of its duties hereunder and thereunder, except such as may result from its negligence or bad faith.

7.     MISCELLANEOUS.

        7.1    Term of Agreement.

          (a)   The term of this Agreement is unlimited unless it shall be terminated as provided in this Section 7.1. The Fund may terminate this Agreement at any time by so notifying the Auction Agent, provided that, if any APS remain outstanding, the Fund shall have entered into an agreement with a successor auction agent. The Auction Agent may terminate this Agreement upon prior notice to the Fund on the date specified in such notice, which date shall be no earlier than 60 days after delivery of such notice. If the Auction Agent terminates this Agreement while any APS remain outstanding, the Fund shall use its best efforts to enter into an agreement with a successor auction agent containing substantially the same terms and conditions as this Agreement.

          (b)   Except as otherwise provided in this Section 7.1(b), the respective rights and duties of the Fund and the Auction Agent under this Agreement shall cease upon termination of this Agreement. The Fund's representations, warranties, covenants and obligations to the Auction Agent under Sections 5.1 and 6.3 hereof shall survive the termination hereof. The Auction Agent's representations, warranties, covenants and obligations under Section 6.1 shall survive the termination hereof. Upon termination of this Agreement, the Auction Agent shall (i) resign as Auction Agent under the Broker-Dealer Agreements, (ii) at the Fund's request, deliver promptly to the Fund or to another authorized party copies of all books and records maintained by it in connection with its duties hereunder, and (iii) at the request of the Fund, transfer promptly to the Fund or to any successor auction agent any funds deposited by the Fund with the Auction Agent (whether in its capacity as Auction Agent or as Paying Agent) pursuant to this Agreement which have not been distributed previously by the Auction Agent in accordance with this Agreement.

        7.2    Communications.

        Except for (i) communications authorized to be made by telephone pursuant to this Agreement or the Auction Procedures and (ii) communications in connection with Auctions (other than those expressly required to be in writing), all notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given to such party at its address or telecopier number set forth below:

If to the Fund, addressed to:	BlackRock Florida Municipal 2020 Term Trust c/o BlackRock Financial Management, Inc. 40 East 52nd Street New York, New York 10022 Attn: Treasurer Telephone No.: (888) 825-2257

If to the Auction Agent, addressed to:	The Bank of New York 100 Church Street, 8th Floor New York, New York 10286 Attn: Corporate Trust Dealing and Trading Group—Auction Desk Telephone No.: (212) 437-6166 Telecopier No.: (212) 437-6123

or such other address or telecopier number as such party hereafter may specify for such purpose by notice to the other party. Each such notice, request or communication shall be effective when delivered at the address specified herein. Communications shall be given on behalf of the Fund by a Fund Officer and on behalf of the Auction Agent by an Authorized Officer.

        7.3    Entire Agreement.

        This Agreement contains the entire agreement between the parties relating to the subject matter hereof, and there are no other representations, endorsements, promises, agreements or understandings, oral, written or implied, between the parties relating to the subject matter hereof, except for agreements relating to the compensation of the Auction Agent.

        7.4    Benefits.

        Nothing herein, express or implied, shall give to any Person, other than the Fund, the Auction Agent and their respective successors and assigns, any benefit of any legal or equitable right, remedy or claim hereunder.

        7.5    Amendment; Waiver.

          (a)   This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged.

          (b)   Failure of either party hereto to exercise any right or remedy hereunder in the event of a breach hereof by the other party shall not constitute a waiver of any such right or remedy with respect to any subsequent breach.

        7.6    Successors and Assigns.

        This Agreement shall be binding upon, inure to the benefit of and be enforceable by, the respective successors and permitted assigns of each of the Fund and the Auction Agent. This Agreement may not be assigned by either party hereto absent the prior written consent of the other party, which consent shall not be withheld unreasonably.

        7.7    Severability.

        If any clause, provision or section hereof shall be ruled invalid or unenforceable by any court of competent jurisdiction, the invalidity or unenforceability of such clause, provision or section shall not affect any of the remaining clauses, provisions or sections hereof.

        7.8    Execution in Counterparts.

        This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

        7.9    Governing Law.

        This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed in said state.

[Signature pages follow.]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first above written.

BLACKROCK FLORIDA MUNICIPAL 2020 TERM TRUST
By:	Name: Title:
THE BANK OF NEW YORK
By:	Name: Title:

EXHIBIT A

FORM OF BROKER-DEALER AGREEMENT

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